July 28, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Gus Rodriguez
Karl Hiller

Re:	Forward Air Corporation
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 24, 2025, as amended
File No. 000-22490

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Forward Air Corporation, a Delaware corporation (the “Company” or “Forward”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 24, 2025 (as amended, the “Form 10-K”) set forth in a letter to the Company dated June 27, 2025 (the “Comment Letter”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2024

Management’s Discussion and Analysis
Overview, page 46

1.
We note that you list various key operating statistics that are necessary to understand the operating results of Expedited Fright reportable segment on page 47, and provide some quantification of those statistics on page 53. We see that you also include operating statistics for the Intermodal reportable segment on page 56. However, you do not appear to report any similar metrics for the Omni reportable segment, as would ordinarily be required to comply with Item 303(a) and (b) of Regulation S-K.

Please submit the revisions that you propose to include the relevant operating statistics underlying the activity of this segment for 2024 and the subsequent interim period.  As part of your response, provide us with a comprehensive description of the key deliverables and performance obligations of the segment, tell how these are measured and utilized in managing the business, and explain how each of these were assessed for utility in determining the measures that you propose to include.

Response: The Company respectfully acknowledges the Staff’s comment relating to the disclosure of operating statistics for the Company’s Omni Logistics reportable segment. Prior to the Omni Acquisition on January 25, 2024, the Company reported in two segments, Expedited Freight and Intermodal. Given that the Company has operated the businesses that comprise these segments for many years, the Company has developed key operating statistics for each of these segments, which were consistently reported and discussed in the Company’s MD&A disclosure pursuant to Item 303(a) and (b) of Regulation S-K.

As previously disclosed, since the closing of the Omni Acquisition, the Company has been focused on integrating the Omni business as part of a broader transformation strategy to create an integrated provider. Consistent with that strategy, the Company has publicly stated that it is evaluating its framework for segment reporting of financial results and that it has initiated a comprehensive review of strategic alternatives to maximize stockholder value. During this period of continued integration, transformation and strategic review, the Company has measured and managed the performance of the Omni Logistics segment based on its revenues and income and has not identified, utilized or disclosed any additional metrics to evaluate, manage, or predict the future performance of the Omni Logistics segment. As such, for fiscal year 2024, the Company’s discussion regarding the Omni Logistics segment included in its Annual Report on Form 10-K was limited to the segment’s revenues and income.

Once the Company completes its previously disclosed strategic review and implements any related or independent changes to its segment reporting structure, in its MD&A disclosure, the Company will, for each reportable segment, disclose the operating statistics that it has determined are key indicators of the particular segment’s operating performance from quarter to quarter as required by Item 303(a) and (b) of Regulation S-K.

2.
We note that on pages 20 and 21 you provide a list of issues that you state must be addressed, as you continue to execute on the Omni integration, in order to realize the anticipated benefits of the acquisition, including the anticipated cost and revenue synergy opportunities.  Please expand your disclosure in MD&A as necessary to address these issues including any related uncertainties and to provide insight on any progress and ongoing concerns that are reasonably likely to have material effects.

Please describe any changes in circumstances that have occurred since your initial disclosures regarding the anticipated benefits of the merger that you believe are reasonably likely to cause a material adverse change in the expectations that were conveyed, along with the reasons for your assessments in this regard.

Response: The Company respectfully advises the Staff that in future filings, until such time as the Company has fully integrated the Omni Acquisition, the Company will include the following in its MD&A disclosures (i) any ongoing issues related to the Omni integration including related uncertainties and concerns that are reasonably likely to have a material effect on the integration of the Omni business and (ii) any changes in circumstance that have occurred since the Company’s initial expectations regarding the anticipated benefit of the Omni Acquisition that the Company believes are reasonably likely to cause a material adverse change in the expectations that were conveyed and the reason for the Company’s assessment. By way of example, with respect to the quarter ended June 30, 2025, the Company plans to include the following disclosure in the MD&A section of its Quarterly Report on Form 10-Q for such period (the “Second Quarter 2025 10-Q”):

“At the time of the Omni Acquisition, we disclosed certain expectations regarding potential synergies from the acquisition and highlighted issues that would have to be addressed as we execute on the Omni integration, which issues are described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2024, “Risk Factors” - under the title “The Omni Acquisition may not achieve its intended benefits, and certain difficulties, costs or expenses may outweigh such intended benefits.” Since that time, we have made significant progress on our integration plans and exceeded our initial expectations regarding cost synergies. However, there are continued uncertainties that may affect our ability to successfully complete the full integration of the Omni business or realize its anticipated long-term benefits including revenue synergies. Specifically, we are continuing to integrate operational and administrative technology platforms and systems which are critical to our operational processes and administrative functions, as well as customer service and experience. In addition, as previously disclosed, we are implementing a strategic review of the combined business which includes evaluating and integrating the solutions and service offerings available to our customers in order to maximize revenues and efficiencies. Finally, we continue to execute on strategies to retain existing customers and vendors as we finalize our strategic review and implement any resulting changes to our business and operations.”

 Quantitative and Qualitative Disclosures About Market Risk, page 64

3.
Please revise your market risk disclosure as necessary to clarify how your valuation of the outstanding balance under your Revolving Credit Facility was based on or correlated with the estimated useful lives of buildings and improvements, equipment, terms for leasehold improvements, and computer software, as you currently report. Also reconcile the outstanding balance indicated with your disclosure in the last sentence on page F-27, stating that you had no outstanding borrowings under the Facility as of December 31, 2024, and related details on page 62.

With regard to your disclosure concerning exposure to the effects of changes in the price and availability of fuel, and your reference to the risk factor disclosures on page 20, explain to us how you have applied the guidance in Item 305 of Regulation S-K, in selecting a disclosure format and in formulating the content of these disclosures. Please submit the revisions that you propose to address these requirements and to meaningfully convey your exposure to each area of risk.

Response: The Company respectfully advises the Staff that, upon review, the Company determined that (i) all references to any correlation between its Revolving Credit Facility and the estimated useful lives of buildings and improvements, equipment, terms for leasehold improvements, and computer software and (ii) the inconsistency on pages 62, 64 and F-27 regarding an outstanding balance under its Revolving Credit Facility were both due to inadvertent typographical errors, which will be corrected in future filings, beginning with the Second Quarter 2025 10-Q. As of December 31, 2024, no borrowings were outstanding under its Revolving Credit Facility.

With regard to the Company’s disclosure concerning exposure to the effects of changes in the price and availability of fuel, upon further review, the Company has determined that its exposure to fuel price and availability fluctuations does not materially impact its results of operations, cash flows or financial position. The Company does not enter into transactions or hold market risk sensitive instruments to hedge fuel price volatility. Changes in the price of fuel are generally passed on to the Company’s customers through a fuel surcharge program, with surcharge rates set on a weekly basis. The Company plans to remove this disclosure and revise the related risk factor disclosure accordingly. The Company will continue to monitor the potential impact of fuel price and availability and, to the extent material, will, in future filings, include the required disclosure after considering the guidance in Item 305 of Regulation S-K regarding the appropriate disclosure format to utilize in disclosing any fuel risk.

Financial Statements
Note 3 – Acquisitions, page F-22

4.
Please revise your accounting and disclosures as necessary to address the following concerns regarding your description of the Omni acquisition, including details of the purchase consideration, the legal structure and related effects.

•Given that you have identified as a component of “Consideration Transferred” in your tabulation on page F-24, the extinguishment of Omni debt amounting to $1,543,003,000, which appears to be reflected in the investing cash outflow for the purchase of businesses of $1,576,219,000 on page F-9, it appears that your descriptions of the purchase consideration on pages 48, 49 and F-22, identifying only a $100.5 million cash component, should be revised to also address this component, including the terms under which financing had been secured.

•Given that you issued Series B and Series C preferred shares, in addition to common shares, in completing the transaction, your disclosures expressing the consideration in terms of the number of common shares “on an as-converted and as-exchanged basis” should be revised to specify the particular numbers of each class of securities that were issued, and considering your disclosures on pages F-23, indicating the preferred instruments were subdivided into units, also specify the number of units and explain your rationale for this approach.

Response: The Company respectfully acknowledges the Staff’s comments with respect to disclosure regarding the extinguishment of Omni debt at the closing of the Omni Acquisition and additional details regarding the equity consideration paid in connection with the Omni Acquisition. In future filings, beginning with the Second Quarter 2025 10-Q, the Company will revise its disclosure relating to the consideration paid in the Omni Acquisition, including in the notes to its financial statements, to (i) include, as a component of the consideration paid, the specific amount of Omni debt that was repaid at the closing of the transaction and (ii) specify the particular numbers of each class of securities that were issued as consideration in the Omni Acquisition, which disclosure will (1) indicate that the preferred instruments were subdivided into units, (2) specify the number of units and (3) explain the Company’s rationale for this approach. The Company respectfully refers the Staff to its proposed revised disclosure as set forth in Schedule III attached hereto.

•Disclose the basis that was utilized in determining the form of consideration that would be offered and issued to the various participants.

Response: The Company respectfully advises the Staff that the Company chose to issue a combination of cash and equity consideration because the combined consideration achieved the Company’s desired post-closing capital structure as well as allowed former shareholders of Omni to participate in the post-acquisition combined entity. The issuance to each former Omni shareholder of a combination of common equity and non-voting preferred equity was consistent with Nasdaq listing rules regarding the issuance of voting equity.

An Up-C structure was utilized, among other reasons, to defer gain recognition for certain of the former Omni shareholders. As described in more detail in the response to Comment 5 below, this structure allowed for the issuance as acquisition consideration either equity consideration directly in the Company or economically equivalent equity consideration in Clue Opco, LLC (“Opco”), which deferred gain recognition.

•With regard to any conversions of the preferred shares subsequent to issuance, specify the dates and the number of shares and corresponding units that were received and the number of common shares that were issued in exchange.

Response: The Company respectfully advises the Staff that, with respect to conversions of preferred equity issued in connection with the Omni Acquisition, in future filings, beginning with its Second Quarter 2025 10-Q, the Company will update its disclosure in the Noncontrolling Interest footnote to the Company’s consolidated financial statements to provide the dates, the number of shares and corresponding units received, and the number of shares of Common Stock issued in the exchange. The Company respectfully refers the Staff to its proposed revised disclosure as set forth in Schedule I attached hereto.

•Modify the disclosure indicating the equity consideration represented 34% of the outstanding common stock “on a fully-diluted and as-exchanged basis” to specify the interest based on actual issuances and conversions during the period.

Response: The Company respectfully advises the Staff that in future filings, beginning with its Second Quarter 2025 10-Q, the Company will include, in the Noncontrolling Interest footnote to the Company’s consolidated financial statements, the percentage of outstanding shares of Common Stock that were issued in connection with actual exchanges made during the relevant reporting period. The Company respectfully refers the Staff to its proposed revised disclosure as set forth in Schedule I attached hereto.

•Revise the equity statement on page F-8 to include the actual number of shares of each class of securities that were issued or exchanged in this transaction, to include the number of shares associated with the activity and balances covering all of the periods to comply with FASB ASC 505-10-50-2.

Response: The Company respectfully advises the Staff that the Company’s equity statements included in future filings, beginning with its Second Quarter 2025 10-Q, will include the number of shares and units associated with the activity and balances for all periods in compliance with FASB ASC 505-10-50-2.

•Given that some of the former shareholders of Omni appear to have retained some direct interests in the business (in addition to acquiring direct interests in your legacy business) through the Clue Opco LLC subsidiary, expand your disclosure to clarify that you did not acquire all of the economic interests in the business of Omni, and to specify the level of the minority interest therein created.

Response: The Company respectfully advises the Staff that former shareholders of Omni did not retain a direct interest in the Omni business or acquire any direct interest in the legacy Forward business. Neither of these businesses are standalone entities, in which either the legacy Forward shareholders or the former Omni shareholders have direct ownership that is separate or independent from their ownership interest in Forward and/or Opco. Each is wholly owned by Opco and has been operated by the Company as part of the combined Forward business following the acquisition. Consistent with a typical Up-C structure, former shareholders of Omni effectively rolled their prior interests in the legacy Omni business into direct interests in the combined Forward business, whether through equity in the Company or Opco.

As described in more detail in the response to Comment 5 below, Forward acquired all of the economic interests in the business of Omni when a wholly owned subsidiary of Opco merged with and into Omni’s parent holding company. As consideration for the acquisition, former shareholders of Omni received a combination of cash and either Company equity or economically equivalent Opco equity, granting such former Omni shareholders a minority interest in the combined business. Following the acquisition, the Company was and currently remains the sole manager of Opco, which held and continues to hold the combined operating assets of the legacy Forward business and Omni. In this respect, the combination of the legacy Forward business and the legacy Omni business resulted in a combined company where the post-closing legacy Forward shareholders controlled the majority of the voting and economic rights of the combined entity and the legacy Omni shareholders controlled a minority of the voting and economic rights of the combined entity, no different than any other acquisition transaction using equity of the acquiror as consideration. The Company respectfully refers the Staff to its proposed revised disclosure as set forth in Schedule III attached hereto, which the Company plans to include in future filings, beginning with its Second Quarter 2025 10-Q.

•Revise your disclosures as necessary to distinguish between the voting and economic interests established as part of your Up-C structure.

Response: The Company acknowledges the Staff’s comment and supplementally provides a description of the interests established as part of the Up-C structure as set forth in Schedule II attached hereto. The Company also refers the Staff to the responses to Comment 5 and Comment 6 for further detail.

5.Given your disclosure indicating that you transferred the legacy business into the Clue Opco LLC subsidiary, and then issued units representing a direct interest in this entity to the former shareholders of

Omni, it appears that you effectively relinquished a portion of the economic interests in the legacy business as part of the transaction.  Tell us how you considered this component in determining the purchase consideration and why this is not readily apparent in the tabulation on page F-24.

Response: The Company respectfully advises the Staff that the Company issued units representing a direct interest in Opco to acquire the Omni business in an Up-C structure. The former shareholders of Omni received equity in Opco representing the equity of the combined business. The Company did not relinquish a portion of the economic interests in the legacy business of the Company by issuing units representing a direct interest in Opco to the former shareholders of Omni.

In order to provide certain of the former Omni shareholders with deferred tax treatment, among other reasons, the Company effected an Up-C structure that combined Forward’s legacy businesses and Omni into Opco. Prior to the acquisition of Omni, Forward contributed to Opco, a wholly owned subsidiary, its existing operating businesses. Forward then effected the acquisition of Omni by causing a wholly owned subsidiary of Opco to merge with and into Omni, with Omni becoming a wholly owned subsidiary of Opco.

This structure allowed Omni shareholders to receive as consideration for the acquisition of Omni either equity directly in Forward or economically equivalent equity of Opco (together, in the case of Opco common equity, with Company Series B Preferred Shares providing equivalent voting rights in Forward). Similar to other Up-C structures, the Opco equity received by the former shareholders of Omni represents a direct interest in the combined business, not an interest in either legacy business alone, and is economically equivalent to equity in Forward (other than in respect of certain tax characteristics), which similarly represents a direct interest in the combined business. Opco is solely managed and controlled by Forward. All of Opco’s equity is either owned by Forward or, to the extent owned by former Omni shareholders, is non-voting, non-transferable, and may only be disposed of by exchange with Forward for equivalent equity directly in Forward. Since the Opco equity interests issued as part of the purchase consideration are ultimately only exchangeable into Company common stock (and the convertible preferred Opco equity automatically converted during 2024 into Opco common equity), the tabulation on page F-24 reflects the value of this equity on an as-exchanged and as-converted basis.

Also explain to us your approach in valuing the Series B preferred shares, and how the result correlates with the typical Up-C structure of pairing voting rights in the parent with direct economic interests in the business retained (by former shareholders via the subsidiary), and clarify why you have the Opco Series C-2 preferred units also listed as consideration, or clarify if these do not also represent a retained interest, and explain how these and the parent Series C preferred shares were valued.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the responses to Comments 4 and 5, above, for clarification that the former shareholders of Omni received consideration representing a direct economic interest in the combined business, not a direct interest in the business retained.

The Company further advises the Staff that the combination of one Series B Preferred Unit together with one Opco Class B Unit has the same value as one share of the Company’s common stock. The Series B Preferred Units and Opco Class B Units were issued together, on a one-to-one basis, such that all holders of Opco Class B Units hold an equal number of Series B Preferred Units, reflecting the typical Up-C structure of pairing voting rights of the public parent with direct economic interests in the combined business to create a paired security that is equivalent to a common share of the parent.

The Series C Preferred Units were issued by the Company as consideration for the acquisition of Omni. Following a vote of the Company’s shareholders on June 3, 2024 approving the conversion of the Series C Preferred Units, all Series C Preferred Units automatically converted into a corresponding number of shares of the Company’s common stock. The Series C Preferred Units were valued in the acquisition on an as-converted basis equal to the value of the Company’s common stock.

Opco Series C-2 Preferred Units were issued to former Omni shareholders as consideration for the acquisition of Omni and are economically equivalent to the Series C Preferred Units. Opco Series C-2 Preferred Units were automatically converted into a corresponding number of Series B Preferred Units and Opco Class B Units upon shareholder approval on June 3, 2024. Prior to then, the Opco Series C-2 Preferred Units were exchangeable for the Company’s Series C Preferred Units, each of which represent an interest in the combined company rather than a retained interest in Omni. The Opco Series C-2 Preferred Units were valued in the acquisition on an as-converted and as-exchanged basis equal to the value of the Company’s common stock.

We expect that revisions will be necessary to clarify how you have appropriately considered and applied the guidance in FASB ASC 805-20-30-1 and 7.

Response: The Company respectfully acknowledges the Staff’s comment regarding the application of FASB ASC 805-20-30-1 and 7 and advises the Staff that no noncontrolling interest was present or recognized in the purchase accounting of the Omni Acquisition. The noncontrolling interest arose from the Company’s implementation of the Up-C structure, whereby, among other things, the Company contributed all of its operating assets to Opco as well as the assets and liabilities acquired in the Omni Acquisition. Therefore, the Company believes that FASB ASC 805-20-30-1 and 7 do not apply.

6.
Please expand your disclosures regarding the Series B and C preferred shares on page F-23, and within your discussion of the acquisition, to address both economic and voting interests of these instruments to comply with FASB ASC 505-10-50-3.

Please also summarize each class of securities/units issued by Clue Opco LLC, with details sufficient to understand their utility in completing the transaction, and relative significance from an economic and voting standpoint.

Response: The Company respectfully advises the Staff that in future filings, beginning with its Second Quarter 2025 10-Q, the Company will address the economic and voting interests of the Series B and Series C Preferred Units, and will summarize the utility in the acquisition as well as the economic and voting interests of each class of securities issued by Opco, by providing the proposed disclosure in the Acquisitions footnote to the Company’s consolidated financial statements as set forth in Schedule III attached hereto.

7.
We see that you have disclosure on page 31 explaining that payments required under the tax receivable agreement with former shareholders of Omni may be substantial and understand that in the event of early termination, you would be required to make a payment equal to the present value of anticipated future payments.

You indicate payments will generally equate to 83.5% of tax benefits realized as a result of (i) increases in the tax basis of the acquired assets resulting from certain actual or deemed distributions and the future exchange of units, (ii) certain pre-existing tax attributes, (iii) tax benefits realized from certain tax allocations, and (iv) other tax benefits attributable to payments made under the tax receivable agreement.

Please expand your disclosure on page F-24 to clarify whether the $13,270,000 that you have quantified for the associated liability in your purchase price tabulation represents your estimate of the fair value of all payments that will be required to fulfill your obligations under the tax receivable agreement, considering each of the categories of circumstances that you have indicated will require such payments.

If this is not the case then also clearly describe any limitations with your measurement approach, include an estimate of the reasonably possible range of payments beyond the amount accrued, and explain how the amount compares to the payment that would be required under the early termination provisions.

Response: The Company respectfully acknowledges the Staff’s comment regarding its obligations under the Tax Receivable Agreement (“TRA”). The Company advises the Staff that the $13,270,000 set forth as “Liabilities under tax receivable agreement” in the Omni purchase price allocation on page F-24 of the Form 10-K represents the net present value (“NPV”) of the payments that the Company estimated would be required to be made to fulfill all TRA payment obligations with respect to equity issuances to Omni holders at and as of the date of the Omni Acquisition. In the Income Taxes footnote to the consolidated financial statements included in the Form 10-K, the Company also disclosed its estimated liability under the TRA, as of the balance sheet date, based on exchanges (the “additional tax benefits”) that occurred in 2024 after the closing of the Omni Acquisition. As further disclosed in such footnote, due to the Company’s valuation allowance, the Company made no adjustments to the recorded TRA liability as of December 31, 2024.

The TRA liability recorded at the closing and as of December 31, 2024 does not take into account any liabilities which may be incurred under the TRA as a result of any exchanges of Opco Class B Units and corresponding Series B Preferred Units into Company Common Stock pursuant to the Opco LLCA following the relevant measurement date or any payments that would be required under the early termination provisions of the TRA. The determination of all amounts payable in connection with future exchanges, including under the early termination provision, as well as the timing of any payments, under the TRA are dependent upon significant future events, including (but not limited to) the timing of the exchanges, the price of the Company’s Common Stock at the time of each exchange, SOFR rates at the time of unknown early termination provision events, the tax basis of each partnership unit at the time of each exchange, the depreciation and amortization periods that apply to any increase in tax basis resulting from such exchanges, the types of assets held by the Company, the amount and timing of taxable income the Company generates in the future, the U.S. federal and state income tax rates then applicable and the portion of the Company’s payments under the TRA that constitute imputed interest or give rise to depreciable or amortizable tax basis. Based on the foregoing, the Company believes that any purported quantification of the possible range of payments under the TRA beyond the amount accrued would be speculative and misleading to investors, especially given the significant number of factors that would impact any estimate and the resulting significant uncertainty in the estimated payment range of the future payments on unexchanged units, which may be substantially in excess of the NPV.

In future filings, beginning with its Second Quarter 2025 10-Q, the Company will provide additional disclosure, where applicable in the notes to its consolidated financial statements, regarding the basis of the calculation of the $13,270,000 used as the NPV of the TRA liability for the purposes of the Omni purchase price allocation, as well as more specific disclosure regarding the factors that limit the Company’s ability to estimate the range of future payments that would be required to fulfill the Company’s obligations under the TRA, including disclosure describing the calculation of the payments that would be required under the early termination provisions, including (but not limited to) the foregoing factors provided in this response. In addition, the Company intends to make disclosure in the notes to its consolidated financial statements and risk factors regarding the likelihood that any such payments as the result of a change of control may be substantially in excess of the NPV due to, among other things, contractual provisions that require the calculation to assume that all available tax benefits are used by the Company in each year. The Company’s future filings will continue to include updated information in the Income Taxes footnote to the Company’s consolidated financial statements regarding exchanges made during the relevant reporting period and the Company’s determination as to whether the tax attributes from such exchanges are considered likely to increase the Company’s liabilities under the TRA.

*       *       *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Shawn Stewart, Chief Executive Officer
Jamie Pierson, Chief Financial Officer
Michael Hance, Chief Legal Officer and Secretary

Schedule I

9. Noncontrolling Interest

As discussed in Note 2, Acquisition and Umbrella Partnership C Structure, the Company consolidates the financial results of Opco and reports a noncontrolling interest related to the Class B Opco units held by noncontrolling interest holders in its consolidated financial statements.

As of June 30, 2025, the Company holds 30,426 Class A Units in Opco and the existing direct and certain indirect equity holders of Omni (“Omni Holders”) hold 9,423 units of Opco designated as Class B Units (“Opco Class B Units”) and 9,423 corresponding Series B Preferred Units which together are exchangeable into 9,423 shares of Common Stock of the Company. The following tables provide the exchange activity of the Opco Class B Units and the corresponding fully diluted noncontrolling interest ownership percentage in Forward Air as of June 30, 2025 and 2024, respectively based on such exchange activity.

	Opco Class B Units	Fully Diluted Ownership
Outstanding Opco Class B Units at December 31, 2024	10,088	25.3%
Exchanged into shares of Common Stock	(585)
Outstanding Opco Class B Units at March 31, 2025	9,503	23.8%
Exchanged into shares of Common Stock	(80)
Outstanding Opco Class B Units at June 30, 2025	9,423	23.5%

	Opco Class B Units	Opco Series C-2 Preferred Units	Fully Diluted Ownership
Outstanding units at December 31, 2023	––	––	0.0%
Units issued in the Omni Acquisition	4,435	7,670
Outstanding units at March 31, 2024	4,435	7,670	31.4%
Conversion of Opco Series C-2 Preferred Units to Opco Class B Units	7,670	(7,670)
Outstanding units at June 30, 2024	12,105	––	30.4%

As of June 30, 2025, there have been a total of 2,673 Opco Class B Units and corresponding fractional Company Series B Preferred Units exchanged for 2,673 shares of Common Stock, and such actual exchanges and subsequent issuances represented 8.7% of the outstanding shares of Common Stock as of the end of such period. As of June 30, 2024, there had been no exchanges of Opco Class B Units and corresponding Company Series B Preferred Units and thus represented 0.0% of the outstanding shares of Common Stock as of the end of such period.

Schedule II

Type of Equity Consideration	Economic Rights	Voting Rights	Conversion and/or Exchange Rights	Amount Issued as Acquisition Consideration at Closing, as Converted and Exchanged to Company Common Stock (in thousands)[1]	Amount Outstanding as of 12/31/2024 (in thousands)
Company Common Stock	Typical common equity rights.	Each share entitles holder to one vote on each matter submitted for shareholder vote.	Not applicable.	700 shares	29,761 shares
Company Series B Preferred Stock/Units[2]	No economic rights.	One unit has the same voting power as one share of Company Common Stock.	May be exchanged, with corresponding number of Clue Opco LLC Class B Units, for equivalent number of shares of Common Stock.	4,435 units[3]	10,088 units
Company Series C Preferred Stock/Units[4]	Cumulative annual dividend which begins to accrue on the first anniversary of closing. Otherwise, one unit participates on same basis as one share of Company Common Stock.	None, subject to customary protective provisions for the holders of Company Series C Preferred Units.	Automatically converts to Company Common Stock upon shareholder approval. Shareholder approval granted on June 3, 2024.	1,210 units	None.
Clue Opco LLC Class B Units	As a result of the Up-C structure, generally the same as Company Common Stock.	None.	May be exchanged, with corresponding number of Company Series B Preferred Units, for equivalent number of shares of Common Stock.	See footnote 3 hereto.	10,088 units
Clue Opco LLC Series C-2 Preferred Units	Cumulative annual dividend which begins to accrue on the first anniversary of closing. Otherwise, one unit participates on same basis as one Clue Opco LLC Class B Unit.	None.
Automatically converts to Clue Opco LLC Class B Units upon shareholder approval. Upon conversion, Company to issue equivalent number of Company Series B Preferred Units.

Shareholder approval granted on June 3, 2024.
				7,670 units	None.
1 Figures are listed in thousands to align with disclosure in the Form 10-K.
2 One unit represents one one-thousandth (1/1000) of a share. All shares of Company Series B Preferred Stock are issued in units.
3 Because a Company Series B Preferred Unit and a Clue Opco LLC Class B Unit must be exchanged together to receive one share of Company Common Stock, this figure reflects the number of Company Common Shares receivable for all Company Series B Preferred Stock and Clue Opco LLC Class B Units issued and is accordingly listed only once on this table.
4 One unit represents one one-thousandth (1/1000) of a share. All shares of Company Series C Preferred Stock are issued in units.

Schedule III

2.Acquisitions and Umbrella Partnership C Structure

Acquisition of Omni

On January 25, 2024, (the “Closing”) the Company completed the acquisition of Omni Newco, LLC (the “Omni Acquisition”) pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (the “Merger Agreement,” and as amended by Amendment No. 1, dated as of January 22, 2024, the “Amended Merger Agreement”). Omni, headquartered in Dallas, Texas, is an asset-light, high-touch logistics and supply chain management company with customer relationships in high-growth end markets. Omni delivers domestic and international freight forwarding, fulfillment services, customs brokerage, distribution, and value-added services for time-sensitive freight to U.S.-based customers operating both domestically and internationally. Pursuant to the Amended Merger Agreement, through a series of transactions involving the Company’s direct and indirect subsidiaries (collectively, with the other transactions contemplated by the Amended Merger Agreement and the other Transaction Agreements referred to therein, the “Transactions”), the Company acquired Omni for a combination of (a) $100,499 in cash (which includes pre-acquisition Omni costs of approximately $80 million) and (b) Equity Consideration issued at Closing consisting of: (i) 700 shares of the Company’s common stock, (ii) 4,435 Opco Class B Units (as defined below) and corresponding fractional Company Series B Preferred Units (as defined below) which, together, were, at Closing, exchangeable into 4,435 shares of the Company’s common stock at the option of the holder, (iii) 1,210 fractional Company Series C Preferred Units (as defined below), and (iv) 7,670 units of Opco Series C-2 Preferred Units. In addition, concurrently with the Closing, the Company repaid, in cash, $1,543,003 of indebtedness owed by Omni pursuant to its existing credit facilities.

Upon approval of the Company’s shareholders at the 2024 Annual Shareholders Meeting held on June 3, 2024 (the “Conversion Approval”), the 1,210 Company Series C Preferred Units were converted into 1,210 shares of the Company’s common stock, and 7,670 Opco Series C-2 Preferred Units were converted to 7,760 Opco Class B Units and the same corresponding number of Company Series B Preferred Units, resulting in 30.5% economic interest in Opco. The fair value of the Equity Consideration related to the 700 shares of the Company’s common stock issued was determined based on the price of the Company’s common stock at the acquisition date, and all other Equity Consideration was determined based on the price of the Company’s common stock at the acquisition date as adjusted for an illiquidity discount. Please refer to sections hereinafter in relation to the Company Series B Preferred Stock, Company Series C Preferred Stock, Opco Class B Units and Opco Series C-2 Preferred Units.

Prior to the consummation of the Transactions, the Company completed a restructuring to create an umbrella partnership C corporation (as described below), pursuant to which, among other things, the Company contributed all of its operating assets, as well as the assets and liabilities acquired in the Omni Acquisition, to Opco. The related purchase accounting for the Omni Acquisition was included in Opco and the noncontrolling interest related to Opco Class B Units and Opco Series C-2 Preferred Units (totaling a 30.5% economic interest in Opco) was measured and recognized based on the fair market value of net assets acquired in the Omni Acquisition and the historical carrying value of the Company’s operating assets so contributed. Additionally, pursuant to the Tax Receivable Agreement, the Company recorded contingent consideration associated with potential payments to be made for the tax benefits related to the 700 shares of Company common stock issued at the closing of the Omni Acquisition, and such contingent consideration was measured at fair value based on the expected future tax benefit payments to be made to certain Omni Holders.

The Omni Acquisition enables the Company to provide a differentiated service offering and expanded geographic footprint to customers. In addition, the combination of these complementary businesses allows the Company to deliver integrated global supply chain solutions for customers’ most service-sensitive logistics needs.

Goodwill recognized related to the purchase represents planned operational synergies, expanded geographic reach of our services, and strategic market positioning. The results of Omni have been included in the Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Omni reportable segment and is not expected to be deductible for tax purposes.

Details of consideration paid are included in the Purchase Price Allocation table within this footnote.

Umbrella Partnership C Structure

In connection with the Omni Acquisition, the Company completed an entity restructuring where the Company created Clue Opco, LLC (“Opco”). Opco is considered a Variable Interest Entity (“VIE”), and the Company is the managing member. As the managing member of Opco, the Company operates and controls all of the business and affairs of Opco, and through Opco and its subsidiaries, conducts its business. The Company holds the sole voting interest in, and controls the management of, Opco and has the obligation to absorb losses of and receive benefits from Opco, which could be significant. The Company consolidated Opco in its consolidated financial statements and reports a noncontrolling interest related to the Opco Class B Units held by the members of Opco (other than the Class A Units held by the Company) on its consolidated financial statements. All of the Company’s assets are held by, and all of its operations are conducted through Opco.

As of June 30, 2025, the Company holds 30,426 Class A Units in Opco and the existing direct and certain indirect equity holders of Omni (“Omni Holders”) hold 9,423 units of Opco designated as Class B Units (“Opco Class B Units”) and 9,423 corresponding Company Series B Preferred Units which together are exchangeable into 9,423 common shares of the Company. Opco is governed by an amended and restated limited liability company agreement of Opco that became effective at the Closing (“Opco LLCA”). Additionally, the Company, Opco, Omni Holders and certain other parties entered into a tax receivable agreement (the “Tax Receivable Agreement”), which sets forth the agreement among the parties regarding the sharing of certain tax benefits realized by the Company as a result of the Omni Acquisition. Pursuant to the Tax Receivable Agreement, the Company is generally obligated to pay certain Omni Holders 83.5% of (a) the total tax benefit that the Company realizes as a result of increases in tax basis in Opco’s assets resulting from certain actual or deemed distributions and the future exchange of units of Opco for shares of securities of the Company (or cash) pursuant to the Opco LLCA, (b) certain pre-existing tax attributes of certain Omni Holders that are corporate entities for tax purposes, (c) the tax benefits that the Company realizes from certain tax allocations that correspond to items of income or gain required to be recognized by certain Omni Holders, and (d) other tax benefits attributable to payments under the Tax Receivable Agreement.

The Company consolidates the financial results of Opco, and reports a noncontrolling interest related to the Opco Class B Units held by noncontrolling interest holders on its consolidated statements. The noncontrolling interests on the accompanying consolidated income statement represent the portion of the income attributable to the economic interests in Opco held by the noncontrolling holders of the Opco Class B Units calculated based on the weighted average noncontrolling interests’ ownership during the periods presented. Upon conversion of any Opco Class B Units into common stock of the Company, the basis of the converted units is removed from the noncontrolling interest based on the change in the economic interests of Opco and recorded to common stock at par value and any excess is recorded to additional paid-in capital.

Company Series B Preferred Stock

Pursuant to Articles of Amendment to the Restated Charter of the Company filed with the Secretary of State of the State of Tennessee at the Closing (the “Charter Amendment”), the Company established the terms of a new series of preferred stock of the Company designated as Series B Preferred Stock (the “Company Series B Preferred Stock”), and, at the Closing, certain Omni Holders received fractional units (the “Company Series B Preferred Units”) each representing one one-thousandth of a share of the Company Series B Preferred Stock. Each

Company Series B Preferred Unit will, together with a corresponding Opco Class B Unit, be exchangeable at the option of the holder thereof into one share of the Company’s common stock. Holders of Company Series B Preferred Units vote as a single class with holders of the Company’s common stock and are not entitled to receive any dividends except in the event of a dividend to holders of the Company’s common stock in the form of shares of common stock or rights to acquire common stock, in which case the holders of Company Series B Preferred Units will simultaneously receive a dividend of Company Series B Preferred Units or rights to acquire Company Series B Preferred Units, in each case in the same proportion and manner.

Company Series C Preferred Stock

Pursuant to the Charter Amendment, the Company established the terms of a new series of convertible preferred stock of the Company designated as Series C Preferred Stock (the “Company Series C Preferred Stock”), and, at Closing, certain Omni Holders received fractional units (each, a “Company Series C Preferred Unit”) each representing one one-thousandth of a share of Company Series C Preferred Stock. The liquidation preference of a Company Series C Preferred Unit is equal to $110.00 per unit, subject to adjustment for any in-kind payment of the Annual Coupon as described below (the “Liquidation Preference”). In addition, the Company Series C Preferred Units accrue on each anniversary of issuance a cumulative annual dividend (without any interim accrual) equal to the product of (a) a rate to be fixed at Closing (which equals the rate per annum equal to a spread of 3.50% above the yield payable on the most junior tranche of debt issued in connection with the Transactions, rounded to the nearest 0.25%) multiplied by (b) the Liquidation Preference (the “Annual Coupon”). The Annual Coupon is payable, at the Company’s option, in cash or in-kind by automatically increasing the Liquidation Preference in an equal amount. Holders of Company Series C Preferred Units do not have the right to vote with shares of the Company’s common stock. Upon the Conversion Approval in June of 2024, all Company Series C Preferred Stock automatically converted, on a one-to-one basis (without payment of any Annual Coupon), into shares of the Company’s common stock and are no longer outstanding.

Opco Class B Units

Pursuant to the Opco LLCA, Opco issued Opco Class B Units that are generally equivalent economically to one share of the Company’s common stock (other than providing the holder with certain different tax attributes). Holders of Opco Class B Units do not have voting rights in Opco, which is solely managed by the Company, and generally can only be disposed of by the holder by exchanging one Opco Class B Unit and one Company Series B Preferred Unit for one share of the Company’s common stock.

Opco Series C-2 Preferred Units

The Opco Series C-2 Preferred Units have substantially the same terms as the Company Series C Preferred Units except that they were issued by Opco, thereby providing the holders with certain different tax attributes, and are automatically convertible upon receipt of the Conversion Approval, into Opco Class B Units and Company Series B Preferred Units, instead of shares of the Company’s common stock. Holders of Opco Series C-2 Preferred Units do not have voting rights in Opco. Upon the Conversion Approval in June of 2024, all Opco Series C-2 Preferred Units automatically converted, on a one-to-one basis (without payment of any Annual Coupon), into Opco Class B Units and Company Series B Preferred Units, and are no longer outstanding.

Business Combination Accounting - Omni Logistics

Assets acquired and liabilities assumed as of the acquisition date are presented in the following table:

	January 26, 2024 Opening Balance Sheet as Reported at March 31, 2024	Adjustments	January 26, 2024 Opening Balance Sheet as Reported at December 31, 2024
Consideration Transferred
Cash consideration paid	$ 1,643,502	$ —	$ 1,643,502
Contingent consideration	13,270	—	13,270
Equity consideration	656,881	(39,413)	617,468
Total purchase price (fair value of consideration)	2,313,653	(39,413)	2,274,240
Fair Value of Assets Acquired and Liabilities Assumed
Cash and cash equivalents acquired	78,260	(10,977)	67,283
Accounts receivable	181,570	10,441	192,011
Property and equipment	75,292	14,082	89,374
Other assets	35,639	(3,084)	32,555
Operating lease right-of-use assets	234,025	13,665	247,690
Customer relationships	1,062,729	(158,929)	903,800
Non-compete agreements	42,509	(19,109)	23,400
Trademarks and other	42,510	(19,410)	23,100
Total assets acquired	1,752,534	(173,321)	1,579,213
Current liabilities	156,408	(368)	156,040
Finance lease obligations	14,606	2,977	17,583
Operating lease liabilities	234,025	13,844	247,869
Other liabilities	643	(559)	84
Deferred income taxes	133,673	22,127	155,800
Total liabilities assumed	539,355	38,021	577,376
Goodwill	$ 1,100,474	$ 171,929	$ 1,272,403

For the six months ended June 30, 2025 and 2024, the Company recorded $19,913 and $71,942 of transactions and integration costs incurred in connection with the Omni Acquisition, respectively. The transaction and integration costs were recorded in “Other operating expenses” in the Condensed Consolidated Statements of Operations.

The weighted average useful life of acquired intangible assets as of the acquisition date are summarized in the following table:

(weighted average years)	Omni
Customer relationships	14 years
Non-compete agreements	4 years
Trademarks and other	5 years

Supplemental Pro Forma Information

The following table represents the pro forma financial information as if Omni had been included in the consolidated results of the Company since January 1, 2024 (unaudited and in thousands):

June 30, 2024
Pro forma revenue	$ 1,267,479
Pro forma net loss	(1,293,405)

The pro forma financial information adjusts the net loss for amortization of the intangible assets and the fair value adjustments of the assets acquired in connection with the Omni Acquisition as if the closing had occurred on January 1, 2024.